                         Pruco Life Insurance Company
                  Pruco Life Insurance Company of New Jersey

                        Strategic Partners Annuity One
                            Strategic Partners Plus
                       Strategic Partners Annuity One 3
                           Strategic Partners Plus 3

                         Strategic Partners FlexElite

                          Strategic Partners Advisor

                           Strategic Partners Select

                      Supplement, dated November 20, 2006
                                      To
                        Prospectuses, dated May 1, 2006

This supplement makes the following changes:

  . adds the Highest Daily Lifetime Five Benefit to Strategic Partners Annuity One 3, Strategic Partners Plus 3 and Strategic Partners FlexElite of Pruco Life Insurance Company ("Pruco Life") (but not Pruco Life Insurance Company of New Jersey); and
  . for each of the above-referenced prospectuses, reflects certain changes to the underlying mutual funds; and
  . for each of the above-referenced prospectuses, reflects a change to the description of the maximum annuity date.

TABLE OF CONTENTS

As a new entry within the line item entitled "Section 5: What Is The Lifetime Five Income Benefit?", we add a line item for Highest Daily Lifetime Five.

As a new entry at the end of the Table of Contents, we add a reference to Appendix C, entitled "Asset Transfer Formula Under Highest Daily Lifetime Five Benefit."

GLOSSARY

  . We add a definition for "Benefit Fixed Rate Account", that reads as follows: "An investment option offered as part of this contract that is used only if you have elected the optional Highest Daily Lifetime Five Benefit. Amounts allocated to the Benefit Fixed Rate Account earn a fixed rate of interest, and are held within our general account. You may not allocate purchase payments to the Benefit Fixed Rate Account. Rather, contract value is transferred to the Benefit Fixed Rate Account only under the asset transfer feature of the Highest Daily Lifetime Five Benefit."
  . We revise the first sentence of the definition of "Annual Income Amount" to state: "Under the terms of the Lifetime Five Income Benefit and the Highest Daily Lifetime Five Benefit, an amount that you can withdraw each year as long as the annuitant lives."
  . We revise the first sentence of the definition of "Excess Income/Excess Withdrawal" to state: "Under the Lifetime Five Income Benefit, Spousal Lifetime Five Income Benefit, and Highest Daily Lifetime Five Benefit, Excess Income refers to cumulative withdrawals that exceed the Annual Income Amount."
  . We add a definition for "Highest Daily Lifetime Five Benefit" that reads as follows: "An optional feature available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your contract value."
  . We revise the definition of "Protected Withdrawal Value" to read as follows: "Under the Lifetime Five Income Benefit, Spousal Lifetime Five Income Benefit, and Highest Daily Lifetime Five Benefit, an amount that we guarantee regardless of the investment performance of your contract value. As discussed in Section 5, Protected Withdrawal Value is determined one way with respect to the Lifetime Five Income Benefit and the Spousal Lifetime Five Income Benefit, and another way for the Highest Daily Lifetime Five Benefit."

SUMMARY

  . We revise the last paragraph of the Section 3 portion of the Summary to read as follows: "The Lifetime Five Income Benefit, Spousal Lifetime Five Income Benefit, and Highest Daily Lifetime Five Benefit (discussed in
      Section 5) and the Income Appreciator Benefit (discussed in Section 6) each may provide an additional amount upon which your annuity payments are based."
  . We add the following as the last paragraph of the Section 5 portion of the Summary, to read as follows: "Finally, we offer a benefit called the Highest Daily Lifetime Five Benefit. The Highest Daily Lifetime Five Benefit, like Lifetime Five, offers a Life Income Benefit based on a single designated life, but differs in that (a) the Protected Withdrawal Value is determined based on the highest daily contract value and (b) we require you to participate in an asset transfer program, under which your contract value may be transferred periodically between the variable investment options and the Benefit Fixed Rate Account. We operate the asset transfer program under a formula, which is described in the portion of Section 5 concerning the Highest Daily Lifetime Five Benefit. In addition, in Appendix C, we set out the formula itself. As discussed in
      Section 5, when you elect Highest Daily Lifetime Five, the asset transfer formula is made a part of your annuity contract, and thus may not be altered thereafter. However, we do reserve the right to amend the formula for newly-issued annuity contracts that are issued in the future."

  .   We add the following as the last line item in the bullet within the
      Section 8 portion of the Summary concerning insurance and administrative costs:

   "- 0.60% if you choose the Highest Daily Lifetime Five Benefit. This charge is in addition to the charge for the applicable death benefit."

SUMMARY OF CONTRACT EXPENSES

  . With respect to the Strategic Partners Annuity One 3 and Strategic Partners Plus 3 prospectuses of Pruco Life, in the table entitled Periodic Account Expenses, Insurance and Administrative Expenses with the Indicated Benefits, we revise the line items pertaining to the death benefit options, Lifetime Five, and Spousal Lifetime Five to read as follows, and add a line item for Highest Daily Lifetime Five. In addition, we add a footnote (which appears immediately after "Insurance And Administrative Expenses With The Indicated Benefits"):

                                                                             Contract        Contract
                                                                               With          Without
                                                                              Credit          Credit
                                                                             --------        --------
Lifetime Five Income Benefit                                                   0.60%           0.60%
Spousal Lifetime Five Income Benefit                                           0.75%           0.75%
Highest Daily Lifetime Five Income Benefit                                     0.60%           0.60%
Base Death Benefit                                                             1.50%           1.40%
Guaranteed Minimum Death Benefit Option - Roll-Up or Step-Up                   1.75%           1.65%
Guaranteed Minimum Death Benefit Option - Greater of Roll-Up or Step-Up        1.85%           1.75%
Highest Daily Value Death Benefit                                              2.00%           1.90%

* The charge for the Lifetime Five Income Benefit (and, if available under your contract, Spousal Lifetime Five and Highest Daily Lifetime Five) is imposed based on the value of assets in the variable investment options only. As discussed later in this prospectus, we reserve the right to increase these charges upon any step-up of the benefit.

  . With respect to the Strategic Partners FlexElite prospectus of Pruco Life, in the table entitled Periodic Account Expenses, Insurance and Administrative Expenses with the Indicated Benefits, we revise the line items pertaining to the death benefit options, Lifetime Five, and Spousal Lifetime Five to read as follows, and add a line item for Highest Daily Lifetime Five. In addition, we add a footnote (which appears immediately after "Insurance And Administrative Expenses With The Indicated Benefits"):

                                      3

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
Lifetime Five Income Benefit                                 0.60%
Spousal Lifetime Five Income Benefit                         0.75%
Highest Daily Lifetime Five Income Benefit                   0.60%
Base Death Benefit                                           1.65% (1.70% for contracts sold prior to
                                                             May 1, 2003, or upon subsequent state approval,
                                                             and if you are aged 76 or older)
Guaranteed Minimum Death Benefit Option - Roll-Up or Step-Up 1.90%
Guaranteed Minimum Death Benefit Option - Greater of Roll-Up
  or Step-Up                                                 2.00%
Highest Daily Value Death Benefit                            2.15%

* The charge for the Lifetime Five Income Benefit (and, if available under your contract, Spousal Lifetime Five and Highest Daily Lifetime Five) is imposed based on the value of assets in the variable investment options only. As discussed later in this prospectus, we reserve the right to increase these charges upon any step-up of the benefit.

In Section 2 of each prospectus, we make the following change to the chart setting forth a brief description of each variable investment option, to reflect a subadviser name change:

  . SP Small Cap Value Portfolio, AST Small Cap Value Portfolio, and Prudential Series Fund Equity Portfolio. Salomon Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In section 2 of each prospectus, we revise the investment objectives/policies section, and portfolio adviser/sub-adviser section for two Portfolios to read as follows. These new descriptions reflect the addition of sub-advisers as well as revisions to non-fundamental investment policies:

  .   SP LSV International Value Portfolio:

                                                                              PORTFOLIO
       STYLE/                                                                 ADVISER/
        TYPE                     INVESTMENT OBJECTIVES/POLICIES              SUB-ADVISER
       ------               -----------------------------------------        -----------
International Equity        SP International Value Portfolio                 LSV Asset
                            (formerly SP LSV International Value             Management,
                            Portfolio): seeks capital growth. The            Thornburg
                            Portfolio normally invests at least 80%          Investment
                            of the Portfolio's investable assets (net        Management,
                            assets plus borrowings made for                  Inc.
                            investment purposes) in the equity
                            securities of companies in developed
                            countries outside the United States that
                            are represented in the MSCI EAFE
                            Index.

  .   SP William Blair International Growth Portfolio

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
                                                                                                   PORTFOLIO
       STYLE/                                                                                      ADVISER/
        TYPE                                INVESTMENT OBJECTIVES/POLICIES                        SUB-ADVISER
       ------               --------------------------------------------------------------        -----------
International Equity        SP International Growth Portfolio (formerly, SP William               Marsico
                            Blair International Growth Portfolio): seeks long-term                Capital
                            capital appreciation. The Portfolio invests primarily in              Management
                            equity-related securities of foreign issuers. The Portfolio           LLC,
                            invests primarily in the common stock of large and                    William
                            medium-sized foreign companies, although it may also                  Blair &
                            invest in companies of all sizes. Under normal                        Company,
                            circumstances, the Portfolio invests at least 65% of its total        LLC
                            assets in common stock of foreign companies operating or
                            based in at least five different countries, which may include countries with emerging markets. The Portfolio looks
                            primarily for stocks of companies whose earnings are
                            growing at a faster rate than other companies or which
                            offer attractive growth potential.

SECTION 5: WHAT IS THE LIFETIME FIVE INCOME BENEFIT?

We add the following new section to the end of the above-referenced section of each prospectus for Pruco Life's Strategic Partners Annuity One 3, Strategic Partners Plus 3, and Strategic Partners FlexElite:

HIGHEST DAILY LIFETIME FIVE BENEFIT (HIGHEST DAILY LIFETIME FIVE)

The Highest Daily Lifetime Five Benefit described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ among jurisdictions once approved. Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five. Currently, if you elect Highest Daily Lifetime Five and subsequently terminate the benefit, you will not be able to re-elect Highest Daily Lifetime Five, and will have a waiting period until you can elect Spousal Lifetime Five or Lifetime Five. Specifically, you will be permitted to elect Lifetime Five or Spousal Lifetime Five only on an anniversary of the contract date that is at least 90 calendar days from the date that Highest Daily Lifetime Five was terminated. We reserve the right to further limit the election frequency in the future. The income benefit under Highest Daily Lifetime Five currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired. The Highest Daily Lifetime Five Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit (other than the Highest Daily Value Death Benefit). As long as your Highest Daily Lifetime Five Benefit is in effect, you must allocate your contract value in accordance with the then-permitted and available investment option(s) with this program.

We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the "Highest Daily Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the contract value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your contract, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. We discuss Highest Daily Lifetime Five in greater detail immediately below. In addition, please see the Glossary section of this prospectus for definitions of some of the key terms used with this benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in Highest Daily Lifetime Five, and in the Appendices to this prospectus, we set forth the formula under which we make those asset transfers.

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As discussed below, a key component of Highest Daily Lifetime Five is the
Protected Withdrawal Value, which is an amount that is distinct from contract value. Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount -- which is amount that you can take out annually as a withdrawal for your entire life. Because each of the Protected Withdrawal Value and Highest Daily Annual Income Amount is determined in a way that is not solely related to contract value, it is possible for the contract value to fall to zero, even though the Highest Daily Annual Income Amount remains. You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals." Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount. Thus, you could experience a scenario in which your contract value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE -- PROTECTED WITHDRAWAL VALUE

The Protected Withdrawal Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit. The Protected Withdrawal Value initially is equal to the contract value on the date that you elect Highest Daily Lifetime Five. On each business day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value. Specifically, on each such business day (the "Current Business Day"), the Protected Withdrawal Value is equal to the greater of:

  . The Protected Withdrawal Value for the immediately preceding business day (the "Prior Business Day"), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Business Day and the Current Business Day (i.e., one day for successive business days, but more than one calendar day for business days that are separated by weekends and/or holidays), plus the amount of any purchase payment (including any associated credit) made on the Current Business Day; and

  .   The contract value.

We cease these daily calculations of the Protected Withdrawal Value when you make your first withdrawal. However, as discussed below, subsequent purchase payments (and any associated credits for Strategic Partners Annuity One 3 and Strategic Partners Plus 3 only) will increase the amount we guarantee to pay annually under the Highest Daily Life Income Benefit (the "Highest Daily Annual Income Amount"), while "excess" withdrawals (as described below) may decrease the Highest Daily Annual Income Amount.

KEY FEATURE - HIGHEST DAILY ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME FIVE BENEFIT

The initial Highest Daily Annual Income Amount is equal to 5% of the Protected Withdrawal Value. Under the Highest Daily Lifetime Five benefit, if your cumulative withdrawals in a contract year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent contract years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that contract year. If your cumulative withdrawals are in excess of the Highest Daily Annual Income Amount ("Excess Income"), your Highest Daily Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the contract value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A purchase payment that you make will increase the then-existing Highest Daily Annual Income Amount by an amount equal to 5% of the purchase payment (including, with respect to Strategic Partners Annuity One 3 and Strategic Partners Plus 3 only, the amount of any associated credits).

An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Highest Daily Annual Income Amount if your contract value increases subsequent to your first withdrawal. We begin examining contract values for purposes of this feature starting with the contract anniversary immediately after your first withdrawal under the benefit. Specifically, upon the first such contract anniversary, we identify the contract value on the business days corresponding to the end of each quarter that (i) is based on your contract year, rather than a calendar year (ii) is subsequent to the first withdrawal and (iii) falls within the immediately preceding contract year. If the end of any such quarter falls on a holiday or a weekend, we use the next business day. We multiply each of those quarterly contract values by 5%, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Highest Daily Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Highest Daily Annual Income Amount intact. In later years (i.e., after the first contract anniversary after the first withdrawal), we determine whether an automatic step-up should occur on each contract anniversary, by performing a similar examination of the contract values on the end of the four immediately preceding quarters. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Highest Daily Annual Income Amount, the charge for Highest Daily Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Five upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature.

The Highest Daily Lifetime Five program does not affect your ability to make withdrawals under your contract, or limit your ability to request withdrawals that exceed the Highest Daily Annual Income Amount. Under Highest Daily Lifetime Five, if your cumulative withdrawals in a contract year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent contract years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that contract year.

If, cumulatively, you withdraw an amount less than the Highest Daily Annual Income Amount in any contract year, you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent contract years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Five Benefit or any other fees and charges. Please assume the following for all three examples:

  .   The contract is purchased on December 1, 2006

  .   The Highest Daily Lifetime Five Benefit is elected on March 5, 2007.

Dollar-for-dollar reductions

On May 2, 2007, the Protected Withdrawal Value is $120,000, resulting in a Highest Daily Annual Income Amount of $6,000 (5% of $120,000). Assuming $2,500 is withdrawn from the contract on this date, the remaining Highest Daily Annual Income Amount for that contract year (up to and including December 1, 2007) is $3,500. This is the result of a dollar-for-dollar reduction of the Highest Daily Annual Income Amount -- $6,000 less $2,500 = $3,500.

Proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2007 and the contract value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Highest Daily Annual Income Amount for that contract year to $0. The remaining withdrawal amount ($1,500) reduces the Highest Daily Annual Income Amount in future contract years on a proportional basis based on the ratio of the excess withdrawal to the contract value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that contract year, each withdrawal would result in another proportional reduction to the Highest Daily Annual Income Amount).

Here is the calculation:

  Contract value before withdrawal                                $110,000.00
  Less amount of "non" excess withdrawal                         -$  3,500.00
  Contract value immediately before excess withdrawal of $1,500   $106,500.00

  Excess withdrawal amount,                                       $  1,500.00
  divided by contract value immediately before excess withdrawal  $106,500.00
  Ratio                                                                  1.41%

  Highest Daily Annual Income Amount                              $  6,000.00
  Less ratio of 1.41%                                            -$     84.51
  Highest Daily Annual Income Amount for future contract years    $  5,915.49

Highest Quarterly Step

On each contract anniversary date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last contract anniversary in subsequent years), adjusted for excess withdrawals and additional purchase payments, is greater than the Highest Daily Annual Income Amount, also adjusted for excess withdrawals and additional purchase payments.

Continuing the same example as above, the Highest Daily Annual Income Amount for this contract year is $6,000. However, the excess withdrawal on August 6th reduces this amount to $5,915.49 for future years (see above). For the next contract year, the Highest Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly contract value, adjusted for withdrawals, is greater than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals, as the September 1 and December 1 valuation dates occur after the excess withdrawal on August 6.

                                  Highest Quarterly
                                 Value (adjusted with  Adjusted Annual Income
                                    withdrawal and       Amount (5% of the
       Date*       Account value      premium)**      Highest Quarterly Value)
       -----       ------------- -------------------- ------------------------
 June 1, 2007       $118,000.00      $118,000.00             $5,900.00
 August 6, 2007     $120,000.00      $112,885.55             $5,644.28
 September 1, 2007  $112,000.00      $112,885.55             $5,644.28
 December 1, 2007   $119,000.00      $119,000.00             $5,950.00

--------
* In this example, the contract anniversary date is December 1. The quarterly valuation dates are every three months thereafter -
  March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The contract anniversary date of December 1 is considered the fourth and final quarterly valuation date for the year.
**In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The contract value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest Daily Annual Income Amount for the contract year), resulting in an adjusted contract value of $114,500 before the excess withdrawal.

     . This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the contract value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

The adjusted Highest Daily Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the contract value on September 1. Since the June 1 adjusted Highest Daily Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The contract value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00. Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next contract year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER HIGHEST DAILY LIFETIME FIVE

     . To the extent that your contract value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Highest Daily Annual Income Amount and amounts are still payable under the Highest Daily Life Income Benefit, we will make an additional payment, if any, for that contract year equal to the remaining Highest Daily Annual Income Amount for the contract year. Thus, in that scenario, the remaining Highest Daily Annual Income Amount would be payable even though your contract value was reduced to zero. In subsequent contract years we make payments that equal the Highest Daily Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current contract year that reduced your contract value to zero are more than the Highest Daily Annual Income Amount, the Highest Daily Lifetime Five Benefit terminates, and no additional payments will be made.

     . If annuity payments are to begin under the terms of your contract, or if you decide to begin receiving annuity payments and there is a Highest Daily Annual Income Amount due in subsequent contract years, you can elect one of the following two options:

         (1) Apply your contract value to any annuity option available; or
         (2) Request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Highest Daily Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your contract. The amount that will be applied to provide such annuity payments will be the greater of:

     (1) The present value of the future Highest Daily Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your contract; and
     (2) The contract value.

     . If no withdrawal was ever taken, we will determine the Protected Withdrawal Value and calculate the Highest Daily Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

     . Withdrawals under the Highest Daily Lifetime Five benefit are subject to all of the terms and conditions of the contract, including any CDSC. We take withdrawals pro rata from your variable investment options and fixed investment options.

     . Withdrawals made while the Highest Daily Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the contract. The Highest Daily Lifetime Five program does not directly affect the contract value or surrender value, but any withdrawal will decrease the contract value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your contract, you will receive the current surrender value.

     . You can make withdrawals from your contract while your contract value is greater than zero without purchasing the Highest Daily Lifetime Five Benefit. The Highest Daily Lifetime Five Benefit provides a guarantee that if your contract value declines due to market performance, you will be able to receive your Highest Daily Annual Income Amount in the form of periodic benefit payments.

     . You must allocate your contract value in accordance with the then available investment option(s) that we may permit in order to elect and maintain the Highest Daily Lifetime Five Benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

For Highest Daily Lifetime Five, there must be either a single owner who is the same as the annuitant, or if the contract is entity-owned, there must be a single natural person annuitant. In either case, the annuitant must be at least 55 years old.

Any change of the annuitant under the contract will result in cancellation of Highest Daily Lifetime Five. Similarly, any change of owner will result in cancellation of Highest Daily Lifetime Five, except if (a) the new owner has the same taxpayer identification number as the previous owner, (b) both the new owner and previous owner are entities, or (c) the previous owner is a natural person and the new owner is an entity.

Highest Daily Lifetime Five can be elected at the time that you purchase your contract. We also offer existing owners (i.e., those who have already acquired their contract) the option to elect Highest Daily Lifetime Five, subject to our eligibility rules and restrictions.

Currently, if you terminate the Highest Daily Lifetime Five Benefit, you will
(a) not be permitted to re-elect the benefit and (b) will be allowed to elect the Spousal Lifetime Five Benefit or the Lifetime Five Income Benefit on any anniversary of the contract date that is at least 90 calendar days from the date the Highest Daily Lifetime Five Benefit was terminated. We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to owners who have an effective Highest Daily Lifetime Five Benefit.

TERMINATION OF THE BENEFIT

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. We reserve the right to further limit the frequency election in the future. The benefit terminates: (i) upon your termination of the benefit, (ii) upon your surrender of the contract, (iii) upon your election to begin receiving annuity payments; (iv) upon the death of the designated life, (v) if both the contract value and Highest Daily Annual Income Amount equal zero, or (vi) if you fail to meet our requirements for issuing the benefit.

Upon termination of Highest Daily Lifetime Five, we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the Benefit Fixed Rate Account (as described below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

ASSET TRANSFER COMPONENT OF HIGHEST DAILY LIFETIME FIVE

As indicated above, we limit the sub-accounts to which you may allocate contract value if you elect Highest Daily Value Lifetime Five. For purposes of this benefit, we refer to those permitted sub-accounts as the "Permitted Sub-accounts". As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized asset transfer program, under which we may transfer contract value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the "Benefit Fixed Rate Account"). The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate purchase payments to that Account.

Under the asset transfer component of Highest Daily Lifetime Five, we monitor your contract value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account. Any transfer would be made in accordance with a formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in the Appendices to this prospectus). Specifically, each business day, the formula monitors fluctuations in your variable contract value, your projected Highest Daily Annual Income Amount, and other factors, relative to certain "reallocation triggers" to determine whether contract value must be transferred to or from the Benefit Fixed Rate Account. As you can glean from the formula itself, a downturn in the securities markets that equals or exceeds the reallocation trigger level will cause us to transfer some of your variable contract value to the Benefit Fixed Rate

Account. Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit Fixed Rate Account. In deciding how much to transfer, we look at a number of factors, including the severity of the decline and, based on current values, how much we would be obligated to pay out if you withdrew the Highest Daily Annual Income Amount each year for the remainder of your life. Conversely, appreciation in the securities markets that affects your variable contract value may cause us to transfer contract value from the Benefit Fixed Rate Account to your Permitted Sub-Accounts. As with a decline, the amount that we transfer will depend on a number of factors, including the magnitude of the increase and our estimate of the cumulative Highest Daily Annual Income Amounts that we would pay out over your lifetime.

While you are not notified when your contract reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your contract value either to or from the Benefit Fixed Rate Account. The formula by which the reallocation triggers operate is designed primarily to mitigate the financial risks that we incur in providing the guarantee under Highest Daily Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may:

  .   Not make any transfer; or
  . If a portion of your contract value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions (e.g., asset allocation) or (in the absence of such existing instructions) pro rata. Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
  . Transfer all or a portion of your contract value in the Permitted Sub-accounts pro-rata to the Benefit Fixed Rate Account. The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

If a significant amount of your contract value is systematically transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates, less of your contract value may be available to participate in the investment experience of the Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your contract value may be allocated to the Benefit Fixed Rate Account.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

If you purchase a contract as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your contract beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Highest Daily Annual Income Amount, which will cause us to increase the Highest Daily Annual Income Amount in any contract year that required minimum distributions due from your contract are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

SECTION 8 (subsection entitled "Insurance and Administrative Charges")

We replace the first sentence of the first paragraph concerning the charges for Lifetime Five and Spousal Lifetime Five with the following: "We impose an additional charge of 0.60% annually if you choose the Lifetime Five Income Benefit or the Highest Daily Lifetime Five Benefit, and an additional charge of 0.75% annually if you choose the Spousal Lifetime Five Income Benefit."

APPENDIX B: Selecting The Variable Annuity That's Right For You

In the product comparison chart, we revise the line item (and accompanying footnote) concerning Living Benefits to reflect that Highest Daily Lifetime Five is available under Strategic Partners FlexElite 2, Strategic Partners Annuity One 3 and Strategic Partners Plus 3.

We add the following as Appendix C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit Fixed Rate Account. As discussed in Section 5, we reserve the right to modify this formula with respect to those who elect Highest Daily Lifetime Five in the future. However, upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your contract.

Terms and Definitions referenced in the calculation formula:

  . C\\u\\ - the upper target is established on the Effective Date and is not changed for the life of the guarantee.
  . C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee.
  . C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee.
  .   L - the target value as of the current business day.
  .   r - the target ratio.
  . a - the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.
  . Q - age based factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.
  .   V - the total value of all Sub-accounts in the annuity.
  .   F - the total value of all Benefit Fixed Rate Account allocations.
  . I - the Income Value prior to the first withdrawal. The Income Value is equal to what the Annual Income Amount would be if the first withdrawal were taken on the date of calculation. After the first withdrawal the Income Value equals the greater of the Annual Income Amount, the quarterly step-up amount times the Annual Income Percentage, and the contract value times the Annual Income Percentage.

  .   T - the amount of a transfer into or out of the Benefit Fixed Rate
      Account.
  . I% - Annual Income Amount percentage. This factor is established on the Effective Date and is not changed for the life of the guarantee.

Target Value Calculation:
On each business day, a target value (L) is calculated, according to the following formula. If the variable contract value (V) is equal to zero, no calculation is necessary.

       L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

      Target Ratio r = (L - F) / V

     . If r (greater than) C\\u\\, assets in the Sub-accounts are transferred to Benefit Fixed Rate Account.

  . If r (less than) C\\l\\, and there are currently assets in the Benefit Fixed Rate Account (F (greater than) 0), assets in the Benefit Fixed Rate Account are transferred to the Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T ={Min(V, [L - F - V * Ct] / (1-Ct))} T(greater than)0, Money moving from the Sub-accounts to the Benefit Fixed Rate Account
T ={Min(F, [L - F - V * Ct] / (1-Ct))} T(less than)0, Money moving from the Benefit Fixed
                                       Rate Account to the Sub-accounts]

*** * * * * * * * * *

Change With Regard To Maximum Annuity Date

In the Section 3 of each prospectus, under "Payment Provisions", we add the following to the end of the first paragraph:

For contracts issued on or after November 20, 2006, your annuity date must be no later than the first day of the month next following the owner's 95/th/ birthday (unless we agree to another date).

   This prospectus supplement is intended to amend the prospectus for the annuity you own, and is not intended to be a prospectus or offer for any annuity listed here that you do not own.

                                                             September 12, 2006

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Responses to your comments to Post-effective amendment under Rule 485(a) under the Securities Act of 1933 to Form N-4 registration statement, file no. 333-75702

Dear Ms. Samuel:

As you know, last July we filed a post-effective amendment under Rule 485(a) to the above-referenced registration statement to add a new living benefit called "Highest Daily Lifetime Five" (the "Benefit"). We plan to add the Benefit to other variable annuities of Pruco Life Insurance Company ("Pruco Life"), and to that end, sought the Staff's permission to add the Benefit to those other annuities in filings made under Rule 485 (b)(1)(vii). In this filing, we respond to your comments on the "model" Rule 485(a) filing we made in July. We also enclose a copy of the revised draft supplement for your review.

As counsel to the registrant, I represent that the instant filing does not contain other disclosures that would render it ineligible to rely on Rule 485(b).

We set out below your comments on the "model" filing and our responses thereto.

     1. Comment: You requested that in both the section of the supplement that summarizes the Benefit, and in the section that discusses the Benefit in detail, we describe in more detail how the asset transfer formula operates. In addition, you asked that the formula itself be set forth in the prospectus. Finally, you asked that we disclose that the formula applicable to a given annuity owner who selects the Benefit cannot be changed for that owner.

Response: We have expanded our discussion of the Benefit formula in the section of the supplement entitled "Asset Transfer Component of Highest Daily Lifetime Five", and have set forth the formula itself in a new appendix to the prospectus. Please note that we have excluded from what is set forth in the appendix certain aspects of the formula's operation that are proprietary. The formula, as it appears in the appendix, is the same as what we set forth in the schedule supplement to the annuity contract. We think that what we propose to set forth in the appendix will provide investors with a good sense of how the formula works. In the Summary section of the supplement, we have included a cross reference to that additional disclosure.

     2. Comment: As you know, Strategic Partners FlexElite, Strategic Partners Annuity One 3, and Strategic Partners Plus 3 allow the annuity owner to select certain combinations of living benefits and death benefits. Each such living benefit and death benefit carries a discrete charge, and for some time, we have indicated in the fee table what the total charge for each of the permissible combinations of such benefits would be. We think that such a presentation assists the investor by showing explicitly what those charges amount to, when added. You asked that we revise the current fee table presentation to set forth the individual living benefit and death benefit charges, rather than adding them. For Strategic Partners Annuity One 3 (contract without credit), you also asked whether the charges listed are the maximum charges.

Response: We have broken out those charges as requested, and for the other Pruco Life and PLNJ variable annuities that are not adding the Benefit, but would be affected by this comment, will make comparable changes in the next, regularly-scheduled post-effective amendment. With regard to Strategic Partners Annuity One 3 (contract without credit), the 1.40% charge for the base death benefit is the charge that we impose currently. We do not have the contractual ability to raise that charge for in-force contracts. As part of our contract filings for this product with certain states, however, we have filed a "Memorandum of Variability", in which we set forth a maximum charge of 2.00% for the base death benefit (contract without credit). If we were to increase the charge for the base death benefit, that increased charge would apply only to newly-issued contracts. However, we have no present intention of increasing the 1.40% charge. Given that we do not currently impose a 2.00% charge, and have no plans to do so in the foreseeable future, we do not think it would be useful to disclose the 2.00% charge in the fee table.

     3. Comment: You asked that we add disclosure to clarify how long an annuity owner who has terminated the benefit must wait before electing Lifetime Five or Spousal Lifetime Five.

Response: We have added that disclosure.

     4. Comment: You asked that in the paragraph beginning with "We offer a benefit . . ."), we cross reference other key sections that provide greater detail about the Benefit. You also asked that we discuss in more detail which benefits remain in effect if the contract value becomes zero.

Response: We have added clarifying disclosure.

     5. Comment: With regard to the section concerning the Highest Quarterly Auto- Step-Up, you asked whether the reference to "business day" should be capitalized. You also asked us to clarify the reference to "later years", and to indicate how often the auto-step calculation is done.

Response: Business day is a term that is defined in the Glossary. It is distinct from the terms "Current Business Day" and "Prior Business Day" that are used solely in connection with the description of Protected Withdrawal Value under Highest Daily Lifetime Five. In other parts of the prospectus, we have not capitalized "business day", and thus have not capitalized that term here. We have added disclosure clarifying the reference to "later years." As indicated in the current draft supplement, we determine whether an auto-step up occurs "on each contract anniversary."

     6. Comment: With regard to the mathematical examples in the supplement, you asked us to explain the relevance of the March 5, 2007 date and the May 2, 2007 date. You also asked us to add disclosure explaining that a proportional reduction can occur more than once.

Response: March 5, 2007 is the date that the Benefit is elected. May 2, 2007 is the date of the first withdrawal. Thus, it is on May 2, 2007 that the amount of the Protected Withdrawal Value is "locked in." With regard to your other comment, we have added clarifying disclosure.

     7. Comment: You asked about the "default" annuity option that is associated with the Benefit. In addition, you asked whether a variable annuity payout option is available.

Response: As indicated in the current draft supplement, in the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain. Because there are ten years' worth of payments guaranteed, it is not possible for the payee to receive only one payment. With regard to this annuity product, we offer only fixed annuity payout options--not variable annuity payout options.

     8. Comment: In the section entitled "Elections of and Designations Under the Benefit", you asked us to clarify that in-force contracts can elect the Benefit.

Response: We have added clarifying disclosure.

     9. Comment: in certain sections of the supplement, you asked us to clarify the distinction between "existing allocation instructions" and "otherwise pro rata".

Response: We have made that clarification.

We represent and acknowledge that:

     . the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filing; and
     . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filing; and
     . the depositor and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If these responses are acceptable to you, we will make the changes in subsequent Rule 485(b) filings. Because this prospectus supplement also will be added to the Form S-3 registration statements for the companion MVA options, we also will file those Form S-3s, along with requests for acceleration. We appreciate your attention to this filing.

                                                  Sincerely,


                                                  C. Christopher Sprague